COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (02) 9259 6666
Facsimile: (02) 9259 6233

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 17 2002
WASH. D.C. 154

File Number: 82.2994

02042706

9 July 2002

SUPPL

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an Announcement released today.

Yours faithfully

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

D.A. WYLIE
COMPANY SECRETARY

dlo 7/18

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666

FACSIMILE TO: 1300 300 021
FACSIMILE FROM: 9259 6233

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

SALE OF COCA-COLA AMATIL'S PET MANUFACTURING ASSETS

Sydney, 8 July 2002: Coca-Cola Amatil Limited (CCA) today announced that it has completed the sale of all of its PET manufacturing assets in Australia and New Zealand to Visy Industries (Visy) for a consideration of approximately $157 million. Under a long-term supply agreement, Visy will produce CCA's PET bottle requirements for Australia and New Zealand and its PET preform requirements for Papua New Guinea and Fiji. The agreement with Visy protects CCA's long-term conversion cost of PET bottles resulting in a neutral impact on earnings before interest and tax from the transaction.

CCA expects to record a gain on sale, after tax, of approximately $1 million. The sale proceeds will be predominantly used to repay debt resulting in interest savings, before tax, of approximately $4 million for the year ended 31 December 2002 and full year interest savings, before tax, of approximately $10 million.

CCA's Managing Director, Terry Davis, said "the transaction will improve CCA's return on capital employed and earnings per share, for 2002 and beyond, by selling non-core assets and removing the need for future investment by CCA in PET self-manufacture. The sale reflects our core focus on manufacturing, distribution and sale of non-alcoholic ready-to-drink beverages."

"The transaction also builds on our strong relationship with Visy and provides us with an important long term partnership with a company that has a proven capability in packaging innovation. This will enable us to continue to deliver innovative packaging arising from technology changes in PET bottle design and manufacture and changing consumption patterns," he added.

CCA will release its interim 2002 results on 9 August 2002, followed by a presentation to analysts and media that day.

Yours faithfully

D A Wylie
Secretary

For further information, please contact:
Analysts: Peter Steel 61 2 9259 6553
Media: Alec Wagstaff 61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA